


05009519

24 June 2005

82-34830

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL



Re: Austal Limited – Ticker Symbol AUTLY

Dear Sirs:

Enclosed is a copy of the following documents, submitted to you in order to maintain our exemption pursuant to Rule 12g3.2(b) under the Securities Exchange Act of 1934.

- 21/06/2005 To receive funding from Dept of Defence for Skills Training
- 20/06/2005 Response to Stena Rederi Patent Judgement
- 16/06/2005 Confirms Contract for NSW Police Patrol Boat Project
- 16/06/2005 Open Briefing Austal Ltd Chairman on Business Update
- 01/06/2005 Form 484 Change to company details
- 27/05/2005 Preferred builder for NSW Police Patrol Boat Project
- 27/05/2005 Daily Share Buy-Back Notice
- 26/05/2005 Daily Share Buy-Back Notice
- 25/05/2005 Daily Share Buy-Back Notice
- 23/05/2005 Daily Share Buy-Back Notice
- 20/05/2005 Daily Share Buy-Back Notice

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

NICOLE VANPRAAG
MARKETING OFFICER

Enclosures:
As above



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2005

TIME: 09:37:44

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To receive funding from Dept of Defence for Skills Training

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
21 June 2005

AUSTAL TO RECEIVE FUNDING FROM DEPARTMENT OF DEFENCE FOR SKILLS TRAINING

A Letter of Intent has been signed between the Australian Government, Department of Defence and Austal regarding the Skilling Australia's Defence Industry Program (SADI).

Subject to confirmation of a formal agreement, Austal will conduct the following general activities in order to receive payments of up to $1.1 million over the 2005-06 financial year.

- Recruitment Programs including: attraction activities, additional apprentices, dual apprentices and mature age apprenticeships.
- Training / Upskilling Programs including: on the job training, additional TAFE courses and leadership development and team building courses.
- Retention Programs involving a broad range of initiatives including: coordinator and supervisor development, new starter familiarisation and enhanced HR capacity.

Skilling Australia's Defence Industry Program is a policy initiative announced by the Government in 2004 to address a significant shortfall in the quantity and quality of skills available to defence industry to ensure that the Australian Defence Force has the capabilities it needs to defend Australia and its national interests.

Austal Chairman, Mr John Rothwell commented, "Austal has always had a strong policy with regard to apprenticeships, recruitment and training. With a strong relationship now forged between Austal and the Defence Department we are pleased to be able to cooperate and provide even more employment opportunities to the community."

ENDS

For further information:
Austal Public Relations
Nicole Vanpraag
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com

Director, Skilling Australia's Defence Industry
Mrs Robyn Wall
02 6265 1812
Robyn.Wall@defence.gov.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/06/2005

TIME: 11:33:47

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to Stena Rederi Patent Judgement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
20 June 2005

RESPONSE TO STENA REDERI PATENT JUDGEMENT

Following an initial brief after receiving the judgement late on Friday 17, it is Austal's opinion that little scope exists for an infringement claim, however as the judgement contains many complex design issues it will take several more days for Austal's attorneys to study and comment in more detail.

ENDS

For further information:
John Rothwell, Chairman, Austal Limited
or
Austal Public Relations
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/06/2005

TIME: 19:27:03

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Confirms Contract for NSW Police Offshore Patrol Boat Proj

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
16 June 2005

AUSTAL CONFIRMS CONTRACT FOR NEW SOUTH WALES POLICE OFFSHORE PATROL BOAT PROJECT

Following the receipt of a Letter of Intent, announced on 27 May, a formal contract has now been confirmed for the design, construction and supply of six, 16 metre aluminium monohull offshore patrol boats for the New South Wales Police.

A final contract value slightly in excess of $11 million has been agreed.

The patrol boats will be built over a period of approximately 10 months by the Austal-Image shipyard that built and delivered nine similar vessels in 2000 for the same customer.

Austal Chairman, Mr John Rothwell commented: "The confirmation of this order is a further demonstration of our strong focus on this exciting market segment and our growing reputation as an internationally recognised supplier of navy and patrol vessels".

ENDS

For further information contact:
Austal Public Relations
pubrel@austal.com
Telephone: 08 9410 1111
Facsimile: 08 9410 2564
www.austal.com



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/06/2005

TIME: 10:05:01

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing Austal Ltd Chairman on Business Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


AUSTAL
SHIPS


open briefing

corporatefile.com.au

Austal Limited
100 Clarence Beach Road
Henderson
Western Australia 6166

Date of lodgement: 16-Jun-2005

Title: Open Briefing®. Austal Ltd. Chairman on Business Update

Record of interview:

corporatefile.com.au
Austal Limited was selected last year for the design phase of the US Navy's project requiring up to 60 Littoral Combat Ships (LCS) valued at US$14 billion. Whilst progressing the design phase, you're also pursuing the opportunity to participate in the construction phase in October. How is the ramp-up of your US shipbuilding facilities and staff resources progressing?

Chairman John Rothwell
The Austal board authorised the construction of a new building for Austal USA estimated at US$20 million. Construction is well advanced and currently about 60 percent complete.

In relation to manpower, we have a vigorous training and recruitment programme in place. We have about 250 people and will need an additional 100. We're confident we'll achieve our targets but staffing continues to remain the most challenging issue for us there.

We expect to commence the construction of the first LCS vessel in November or December this year and our ramp-up will have been completed by then.

corporatefile.com.au
It was previously reported that both the General Dynamics-Austal consortium and Lockheed Martin would be requested to build 1 or 2 vessels each during the first

phase of construction which is called "Flight 0". What's the latest information on this?

Chairman John Rothwell
The Assistant Secretary of Navy, Mr. John Young, recently publicly stated that the US Navy's current plans are to increase the number of vessels required for Flight 0 to between three and five vessels per contractor.

corporatefile.com.au
What strategic plans do you have for Austal USA? Could you clarify what its capex requirements are for this year and the years to come?

Chairman John Rothwell
There are significant opportunities for Austal USA and we will be making a decision in relation to whether to continue to grow our facilities in Mobile, Alabama, or establish ourselves in different parts of the USA.

We have some concerns about the availability of a large workforce in a single location and we will consider other locations in due time. We'll first seek to maximise the capacity of our facility in Mobile. In relation to the requirement for expansion capital, we've so far been able to fund our growth in the US and expect to be able to continue to do so.

corporatefile.com.au
You announced that the recently delivered 127-metre passenger-vehicle trimaran Benchijigua Express to Fred. Olsen S.A. is "significantly related to the current design contract for the LCS." Could you explain the relevance of this particular design to the LCS project? What implication will this have on your chances of participating in the LCS construction phase?

Chairman John Rothwell
The 127-metre vessel for Fred. Olsen is now proven to be extremely successful. The vessel was recently delivered on a direct route from Fremantle around the Cape of Good Hope, experiencing high seas, and it coped extremely well. Whilst we always had confidence that the design would be successful, this is final proof of the vessel's capability in operation.

The performance has not gone unnoticed by the US Navy. We're confident that this will position Austal well for the next construction stage of the LCS programme. The LCS design contract is proceeding well and is on time.

corporatefile.com.au
Another US defence project you've expressed interest in is the Theater Support Vessel (TSV) contract, requiring the construction of up to 14 TSVs valued each at $80-$100 million. The tender was delayed. Could you provide an update on the status of this tender? When do you expect to submit a bid?

Chairman John Rothwell
It is unknown when the tender is likely to be issued. There is a requirement for TSVs by the US Army. However, the programme still hasn't been allocated a

budget. The LCS programme is currently being prioritised and there's a possibility that the LCS vessel, or a modification of it, could be used as a basis for the TSVs.

corporatefile.com.au
A news report indicated that you recently attended a US Navy Forum on other future requirements for high speed ships. Could you explain the purpose of this forum and what actions may result from it?

Chairman John Rothwell
The Chief of Naval operations in the US, Admiral Vern Clark, and his colleagues have indicated that the US Navy should operate from floating sea bases located in international waters. This will avoid having to place personnel and equipment on land where they're much more vulnerable. There's also a concern that land-based facilities may not always be available.

The sea basing programme will be developed over the next decade. Due to Austal's experience with high speed vessels, I was the only foreigner in a group of about 60 US military experts in this forum which was designed to discuss the use of high-speed vessels operating to and from sea bases.

corporatefile.com.au
You received a financing commitment by the US Maritime Administration (MARAD) in early 2005 for the contract to build two large ferries for Hawaii Superferry (HSF), subject to the upgrading of port facilities in Hawaii and pending the passing of a bill by the Hawaiian government. What's the status of this contract?

Chairman John Rothwell
MARAD's conditional commitment to finance the vessels had a requirement for an upgrade to the ports in Hawaii to accommodate the vessels. The Senate Appropriations Committee has now approved that expenditure of US$40 million.

MARAD has indicated that not only do the funds have to be appropriated, but a tender in relation to the upgrading of the port facilities also needs to be issued for the necessary work to be carried out. At this point, we estimate that this may take two or three months and we may see the Hawaii Superferry project come to fruition towards the end of August or in September.

corporatefile.com.au
In the first half of 2005, you announced the signing of a $35 million contract for two 45-metre commercial ferries for Guadeloupe's L'Express des Iles. What's the status of this contract?

Chairman John Rothwell
The construction of these vessels is well advanced, being undertaken at our Austal Image facility in Henderson, Western Australia. Both will be delivered before the end of the year.

corporatefile.com.au
You recently announced that Austal is the preferred builder for six patrol boats worth about $11 million for the New South Wales Police. What's the targeted time frame for the construction and delivery of these boats and when will you know the result of this bid?

Chairman John Rothwell
A contract is in the process of being signed and construction is expected to take 10 to 12 months.

corporatefile.com.au
You're contracted to construct twelve 56-metre Armidale Class vessels for the Royal Australian Navy (RAN), with a possibility to supply another two such vessels. Could you confirm whether Austal will supply these additional vessels?

Chairman John Rothwell
We understand that these additional vessels have been budgeted for in the Federal Budget and we've been advised that Defence Materiel Organisation (DMO) is now able to formally process the acquisition of both additional vessels. We expect to see that taking place in the next few months.

corporatefile.com.au
You recently announced the signing of two new conditional contracts for the construction of private and charter vessels valued at $30 million. Your shipbuilding activities are driven by substantial defence projects, patrol boats and large and mid-sized commercial vessel contracts. What's your strategy in relation to the market for private and charter vessels?

Chairman John Rothwell
The recent conditional sale of both these vessels was a direct result of the success of True North, a vessel we built for a Western Australian tour operator. Whilst the market for these vessels isn't large, it's a product that Austal Image is renowned for. Such contracts are important to us and we expect to see a continued growth in interest for these types of vessel.

corporatefile.com.au
In your Open Briefing on 21 February 2005, you talked about the Federal Government's privatisation of the Australian Submarine Corporation (ASC) being of continued interest to you. Could you provide clarity on the time frame for the ASC privatisation?

Chairman John Rothwell
The Federal Government recently put the potential sale of ASC on hold until clarity on some of the large military shipbuilding contracts was provided. In the past week, ASC has emerged as the preferred bidder for three Air Warfare Destroyers valued at around $6 billion. The contract will be granted after the contractual negotiations have been completed and it's anticipated that ASC will be offered for sale in the foreseeable future.

The government has recently requested a scoping study to be carried out in relation to the ASC sale. We continue to be interested in acquiring ASC. We'll consider the acquisition if the business model is right.

corporatefile.com.au
In the same Open Briefing, you also indicated that the issuance of the Australian Government's Amphibious Ships tender was postponed until September 2006. What progress have you made on the "request for quotation" for your joint bid with Raytheon Australia to construct these ships, valued at $1.5 billion to $2 billion and required for delivery between 2010 and 2014?

Chairman John Rothwell
Austal submitted its quotation on the due date earlier this year. The programme still appears to be sliding out and we understand that a tender may be issued towards the latter part of next year.

There are four bidders for this tender, including one led by Australian Defence Industries, Tenix, ASC and one jointly by Austal and Raytheon.

corporatefile.com.au
To what extent are your resources in Western Australia sufficient to meet the requirements of the growing number of opportunities in Australia and overseas markets? Will it be necessary for you to augment or upgrade your facilities and resources and to what extent would it affect your future capex requirements?

Chairman John Rothwell
If we're successful in winning the Amphibious Ships contract, construction would be undertaken in a government-owned facility in Western Australia, supported with further infrastructure from the Western Australian Government.

The availability of sufficient manpower in Western Australia is of some concern to us. We therefore anticipate sub-contracting work to other States in the event our bid proves successful.

corporatefile.com.au
Thank you John.

To read previous Austal Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information about Austal Limited, view www.austal.com or call John Rothwell or Michael Sier on (08) 9410 1111.



ASX

AUSTRALIAN STOCK EXCHANGE

- 1 JUN 2005

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2005

TIME: 16:22:17

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 484 - Change to company details

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

.ralian Securities &
·estments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Austal Limited

ACN/ABN
73 009 250 266

Corporate key
86780235

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Michael Sier

ASIC registered agent number (if applicable)

Telephone number
08 9410 1111

Postal address
100 Clarence Beach Road
Henderson WA 6166

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
- hrs 15 mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Michael Atkinson

Capacity
☒ Director
☐ Company secretary

Signature

Date signed
0 1 / 0 6 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

G:\MichaelAtkinson\Miscellaneous\484C Change to company details (Share Buy Back) 30May05.DOC

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A — S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
Ordinary	1,466,438	$2,394,706

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 3 / 0 5 / 0 5
[D D] [M M] [Y Y]

Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary Shares	189,356,989	39,973,373	-

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 3 / 0 5 / 0 5
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top 20 need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 members (y/n)

*Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Continued... Further changes to the register of members

,se this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top 20 need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 members (y/n)

*Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/05/2005

TIME: 09:46:17

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preferred builder for NSW Police Offshore Patrol Boat Proj

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
27 May 2005

AUSTAL PREFERRED BUILDER FOR NEW SOUTH WALES POLICE OFFSHORE PATROL BOAT PROJECT

Confirmation has been received via a Letter of Intent naming Austal as the preferred builder for the design, construction and supply of six, 16 metre aluminium monohull offshore patrol boats for the New South Wales Police.

The Letter of Intent states the notification is an interim measure and is subject to the establishment of a formal agreement in accordance with the terms of the Conditions of Tender. It is expected this will be confirmed in the coming weeks following contractual negotiations.

Depending on these discussions and final details of the vessel specification the contract will be in the vicinity of $11 million.

The vessels will be built over a period of approximately 10 months by the Austal-Image shipyard which built and delivered nine similar vessels in 2000 for the same customer.

Austal Chairman, Mr John Rothwell commented: "We look forward to the opportunity of working once again with the New South Wales Water Police. With Austal vessels also forming significant parts of the Australian Customs Service and Royal Australian Navy fleets we take pride in knowing our patrol boats are performing such an important role in Australia's marine security network".

ENDS

For further information contact:
John Rothwell, Executive Chairman
or
Austal Public Relations
pubrel@austal.com
Telephone: 08 9410 1111
Facsimile: 08 9410 2564
www.austal.com



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/05/2005

TIME: 09:45:37

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,388,518	166,366
4	Total consideration paid or payable for the shares	$5,911,126	$282,822

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.70 lowest price paid: $1.70 highest price allowed under rule 7.33: $1.7861

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,090,709

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  Date: 27/5/05
(Director/ Company Secretary)

Print name: M.J. Atkinson


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/05/2005

TIME: 09:40:32

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,348,971	39,547
4	Total consideration paid or payable for the shares	$5,843,896	$67,230

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.70 lowest price paid: $1.70 highest price allowed under rule 7.33: $1.7693

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,257,075

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  .... Date: 25/5/05
(Director/ Company Secretary)

Print name: M.J. Atkinson

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/05/2005

TIME: 09:06:07

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,323,799	25,172
4	Total consideration paid or payable for the shares	$5,801,285	$42,611.16

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.70 lowest price paid: $1.69 highest price allowed under rule 7.33: $1.7577

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,296,622

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  Date: 24/5/05
(Director/ Company Secretary)

Print name: M.J. Atkinson



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/05/2005

TIME: 09:43:58

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

RO

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,058,497	265,302
4	Total consideration paid or payable for the shares	$5,363,855	$437,429.94

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.65 lowest price paid: $1.64 highest price allowed under rule 7.33: $1.7231

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,321,794

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  (Director/Company Secretary) Date: 23/5/05

Print name: M.H. Sier



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/05/2005

TIME: 09:24:52

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,052,497	6,000
4	Total consideration paid or payable for the shares	$5,354,015	$9,840

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.64 lowest price paid: $1.64 highest price allowed under rule 7.33: $1.7241

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,587,096

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  Date: 20/5/05
(Director/ Company Secretary)

Print name: M.H. Sier

+ See chapter 19 for defined terms.